(1)

INTERIM REPORT

For the three months ended
March 31, 2004

CONSOLIDATED BALANCE SHEETS

as at March 31, 2004 and December 31, 2003
(unaudited – US$ millions)

	2004	2003

Assets
Cash and short term investments	201.0	346.4
Cash held in Crum & Forster (including $47.3 in interest escrow account)	76.7	47.3
Marketable securities	18.3	16.5
Accounts receivable and other	1,997.5	2,112.3
Recoverable from reinsurers (including recoverables on paid losses – $656.9; 2003 – $654.2)	8,468.4	8,542.6

	10,761.9	11,065.1

Portfolio investments
Subsidiary cash and short term investments (market value – $3,173.2; 2003 – $5,710.6)	3,173.2	5,710.6
Bonds (market value – $6,968.0; 2003 – $4,644.8)	7,032.0	4,729.3
Preferred stocks (market value – $141.1; 2003 – $143.9)	139.9	142.3
Common stocks (market value – $1,696.8; 2003 – $1,428.5)	1,445.2	1,173.9
Investments in Hub, Zenith National and Advent (market value – $527.8; 2003 – $456.0)	394.9	387.6
Real estate (market value – $17.1; 2003 – $17.0)	16.7	12.2

Total (market value – $12,524.0; 2003 – $12,400.8)	12,201.9	12,155.9

Deferred premium acquisition costs	405.7	412.0
Future income taxes	946.3	968.3
Premises and equipment	110.4	98.7
Goodwill	213.8	214.3
Other assets	93.5	104.0

	24,733.5	25,018.3

Liabilities
Lindsey Morden indebtedness	67.9	17.7
Accounts payable and accrued liabilities	1,144.8	1,413.0
Funds withheld payable to reinsurers	1,072.9	1,104.6

	2,285.6	2,535.3

Provision for claims	14,365.1	14,368.1
Unearned premiums	2,386.2	2,441.9
Long term debt	2,045.1	2,033.8
Purchase consideration payable	199.6	200.6
Trust preferred securities of subsidiaries	79.8	79.8

	19,075.8	19,124.2

Non-controlling interests	448.8	440.8

Shareholders’ Equity
Common stock	1,501.0	1,510.0
Other paid in capital	100.9	101.4
Preferred stock	136.6	136.6
Retained earnings	1,129.4	1,114.9
Currency translation account	55.4	55.1

	2,923.3	2,918.0

	24,733.5	25,018.3

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

for the three months ended March 31, 2004 and 2003
(unaudited – US$ millions except per share amounts)

	2004	2003

Revenue
Gross premiums written	1,387.6	1,283.8

Net premiums written	1,201.1	1,057.2

Net premiums earned	1,229.9	1,010.1
Interest and dividends	92.4	101.8
Realized gains on investments	72.6	149.9
Claims fees	89.9	73.0

	1,484.8	1,334.8

Expenses
Losses on claims	881.5	710.6
Operating expenses	259.8	233.3
Commissions, net	206.4	192.5
Interest expense	42.8	29.4
Other Lindsey Morden TPA disposition costs	11.9	–

	1,402.4	1,165.8

Earnings from operations before income taxes	82.4	169.0
Provision for income taxes	31.1	56.1

Net earnings before non-controlling interests	51.3	112.9
Non-controlling interests	(11.8)	(11.4)

Net earnings	39.5	101.5

Net earnings per share	$2.63	$6.97
Net earnings per diluted share	$2.59	$6.97
Cash dividends paid per share	$1.40	$0.98
Shares outstanding (000) (weighted average)	13,867	14,136

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

for the three months ended March 31, 2004 and 2003
(unaudited – US$ millions)

	2004	2003

Retained earnings – beginning of period	1,114.9	873.5
Net earnings for the period	39.5	101.5
Excess over stated value of shares purchased for cancellation	(2.6)	–
Common share dividends	(19.5)	(13.9)
Preferred share dividends	(2.4)	(2.2)
Cost of convertible debentures, net of tax	(0.5)	–
Dividend tax	–	(0.9)

Retained earnings – end of period	1,129.4	958.0

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2004 and 2003
(unaudited – US$ millions)

	2004	2003

Operating activities
Earnings before non-controlling interests	51.3	112.9
Amortization	11.2	10.9
Future income taxes	12.6	33.7
Gains on investments	(72.6)	(149.9)

	2.5	7.6
Increase (decrease) in:
Provision for claims	20.0	(23.7)
Unearned premiums	(44.4)	(130.7)
Accounts receivable and other	105.7	122.2
Recoverable from reinsurers	59.6	241.1
Funds withheld payable to reinsurers	(30.5)	(0.5)
Accounts payable and accrued liabilities	(264.1)	(342.7)
Other	40.9	141.1

Cash provided by (used in) operating activities	(110.3)	14.4

Investing activities
Investments – purchases	(4,685.4)	(2,998.6)
– sales	2,167.4	3,263.8
Sale of marketable securities	(1.8)	11.7
Purchase of capital assets	(22.4)	(3.2)
Disposition of Lindsey Morden TPA business	(22.0)	–

Cash provided by (used in) investing activities	(2,564.2)	273.7

Financing activities
Subordinate voting shares repurchased	(11.6)	(0.6)
Trust preferred securities of subsidiary repurchased	–	(136.0)
Long term debt – repayment	–	(7.6)
Long term debt – advances	13.6	–
Purchase consideration	(5.6)	(6.2)
Lindsey Morden indebtedness	50.2	46.6
Common share dividends	(19.5)	(13.9)
Preferred share dividends	(2.4)	(2.2)

Cash provided by (used in) financing activities	24.7	(119.9)

Foreign currency translation	(3.6)	11.9

Increase (decrease) in cash resources	(2,653.4)	180.1
Cash resources – beginning of period	6,104.3	2,010.1

Cash resources – end of period	3,450.9	2,190.2

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

See accompanying notes to the financial statements.

Notes to Consolidated Financial Statements

for the three months ended March 31, 2004 and 2003
(unaudited – in US$ millions except per share amounts and as otherwise indicated)

1. Basis of Presentation

    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2003 as set out on pages 22 to 48 of the company’s 2003 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2003, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all adjustments necessary for the fair presentation of the company’s interim results.

2. Investments

    On April 20, 2004, the company entered into an agreement to sell 6,000,000 common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating expected net proceeds of $111.1 (Cdn$146.0) and reducing the company’s ownership from approximately 71% to approximately 59%. In the second quarter of 2004, the company expects to record a pre-tax gain on sale from this transaction of approximately $40 (Cdn$54), with no cash taxes payable. The offering is expected to close on or about May 18, 2004.

    On March 3, 2003, the company purchased an additional 4,300,000 outstanding common shares of Odyssey Re Holdings Corp. (OdysseyRe) for $18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the number of OdysseyRe shares purchased.

3. Other Costs

    On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $11.9, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $8.3.

    On March 31, 2004, Lindsey Morden raised $49.5 (Cdn$65.0) in short term financing to cover the payment described above and to repay debt owing to the company. As at March 31, 2004, Lindsey Morden’s debt to equity ratio was higher than covenanted in its bank agreements. The banks involved have waived compliance with this covenant.

4. Capital

    During the quarter, the company repurchased for cancellation 70,600 subordinate voting shares for a net cost of $11.6.

    On April 29, 2004, the company closed its note exchange offers, under which $204.6 of outstanding notes due in 2005 through 2008 were exchanged for a cash payment of $59.4 (including accrued interest) and the issue of $160.4 of new 7.75% notes due in 2012.

    In February 2003, the company redeemed its RHINOS preferred securities for $136 cash.

5. Segmented Information

    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff and other operations as well as the earnings contributions from its claims management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at March 31, 2004 compared to December 31, 2003.

6. U.S. GAAP Reconciliation

    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respects from those applicable in the United States, as described in note 19 on pages 44 to 48 of the company’s 2003 Annual Report.

    The following shows the reconciliation of the company’s net earnings, prepared in accordance with Canadian GAAP, to its net earnings, prepared in accordance with U.S. GAAP:

	First quarter

	2004		2003

Net earnings, Canadian GAAP	39.5		101.5
Recoveries on retroactive reinsurance	17.1		9.6
Other than temporary declines(1)	16.1		–
Other differences	(1.0)		–
Tax effect	(11.4)		(3.5)

Net earnings, US GAAP	60.3		107.6
Other comprehensive income	36.1	(2)	156.0

Comprehensive income, US GAAP	96.4		263.6

Net earnings per share, US GAAP	$4.14		$7.39

Net earnings per diluted share, US GAAP	$4.00		$7.39

(1)	Represents other than temporary declines which were previously recorded for U.S. GAAP and are expensed in the first quarter of 2004 under Canadian GAAP.

(2)	Consists of the change in the mark to market valuation of investments ($35.8) and the change in the currency translation adjustment amount ($0.3).

    The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	March 31,	December 31,
	2004	2003

Assets
Portfolio investments
Bonds	6,968.0	4,644.8
Preferred stocks	141.1	143.9
Common stocks	1,696.8	1,428.5
Strategic investments	485.1	423.3

Total portfolio investments	9,291.0	6,640.5
Future income taxes	1,176.8	1,229.9
Goodwill	265.9	266.6
All other assets	14,561.4	17,402.6

Total assets	25,295.1	25,539.6

Liabilities
Accounts payable and accrued liabilities	2,003.5	2,288.0
Long term debt	2,146.0	2,135.2
All other liabilities	17,892.1	17,932.3

Total liabilities	22,041.6	22,355.5

Trust preferred securities of subsidiaries	79.8	79.8
Mandatorily redeemable shares of TRG	199.6	200.6
Non-controlling interests	448.8	440.8

	728.2	721.2

Shareholders’ Equity	2,525.3	2,462.9

	25,295.1	25,539.6

    The following shows the reconciliation of the company’s consolidated shareholders’ equity, prepared in accordance with Canadian GAAP, to its consolidated shareholders’ equity, prepared in accordance with U.S. GAAP:

	March 31,	December 31,
	2004	2003

Shareholders’ equity based on Canadian GAAP	2,923.3	2,918.0
Other comprehensive income	223.3	187.5
Reduction of other paid in capital	(100.9)	(101.4)
Cumulative reduction in net earnings under US GAAP	(520.4)	(541.2)

Shareholders’ equity based on US GAAP	2,525.3	2,462.9

    At March 31, 2004, the cumulative reduction in net earnings under U.S. GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in US$ millions except per share amounts and as otherwise indicated)

    This management’s discussion and analysis should be read in conjunction with the notes to the management’s discussion and analysis for the year ended December 31, 2003 as set out on page 49 of the company’s 2003 Annual Report.

    Underwriting income increased to $44.4 in the first quarter of 2004 from $15.3 in 2003, reflecting continued improvements in combined ratios from a consolidated 98.2% in 2003 to 95.7% in 2004. Nevertheless, net earnings decreased to $39.5 ($2.63 per share, $2.59 per diluted share) in the first quarter of 2004 from $101.5 ($6.97 per share) in 2003, primarily due to lower realized gains, increased interest expense and runoff costs and Lindsey Morden losses associated with the sale of its TPA business. The weighted average outstanding shares for the three months ended March 31, 2004 were 13.9 million versus 14.1 million last year.

    Revenue in the first quarter increased to $1,484.8 from $1,334.8 last year, principally as a result of higher net premiums earned offset by lower realized gains and interest income. Net premiums written increased 13.6% over the previous year to $1,201.1 from $1,057.2 in 2003.

    Revenue reflected in the consolidated financial statements includes net premiums earned, interest and dividend income and realized gains on sale of investments of the insurance, reinsurance and runoff companies, claims adjusting fees of Lindsey Morden and other miscellaneous income. Of the operating expenses of $259.8 (2003 – $233.3) in the consolidated financial statements, $142.2 (2003 – $146.8) relates to insurance, reinsurance and runoff and other operations.

Net Earnings

    The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months ended March 31, 2004 and 2003:

	2004		2003

Combined ratios
Insurance – Canada (Northbridge)	92.8%		95.4%
– U.S.	99.7%		98.2%
– Asia	91.7%		99.2%
Reinsurance (OdysseyRe)	95.0%		99.0%

Consolidated	95.7%		98.2%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	15.4		6.5
– U.S.	0.7		4.4
– Asia	1.1		0.1
Reinsurance (OdysseyRe)	27.2		4.3

Underwriting income	44.4		15.3
Interest and dividends	76.4		74.1

Operating income	120.8		89.4
Realized gains	71.9		82.3
Runoff and other	(37.6	)(1)	31.8
Claims adjusting (Fairfax portion)	(15.1)		(1.0)
Interest expense	(40.6)		(27.4)
Corporate overhead and other	(18.1)		(6.2)

Pre-tax income	81.3		168.9
Taxes	(25.0)		(55.6)
Non-controlling interests	(16.8)		(11.8)

Net earnings	39.5		101.5

(1)	$(27.3) excluding a $10.3 realized loss on a sale of bonds within the Fairfax group, which is eliminated within the Fairfax group.

    The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segments were as set out below for the quarters ended March 31, 2004 and 2003. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for realized gains eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended March 31, 2004

		U.S.	Asia			Runoff &			Corporate &
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total	Other		Intercompany	Other	Consolidated

Gross premiums written	327.9	338.9	20.9	629.5	1,317.2	180.9		(110.5)	–	1,387.6

Net premiums written	199.7	271.6	18.1	553.2	1,042.6	158.5		–	–	1,201.1

Net premiums earned	213.5	270.4	12.7	546.3	1,042.9	187.0		–	–	1,229.9

Underwriting profit	15.4	0.7	1.1	27.2	44.4	–		–	–	44.4
Interest and dividends	19.1	20.2	0.7	36.4	76.4	–		–	–	76.4

Operating income before:	34.5	20.9	1.8	63.6	120.8	–		–	–	120.8
Realized gains	3.9	32.9	–	13.1	49.9	0.7		22.0	–	72.6
Runoff and other operating income (loss)	–	–	–	–	–	(38.3)		–	–	(38.3)
Claims adjusting	–	–	–	–	–	–		–	(15.1)	(15.1)
Interest expense	–	(8.4)	–	(6.4)	(14.8)	–		–	(25.8)	(40.6)
Corporate overhead and other	(1.3)	(0.9)	(1.4)	(2.4)	(6.0)	–		–	(12.1)	(18.1)

Pre-tax income (loss)	37.1	44.5	0.4	67.9	149.9	(37.6	)(1)	22.0	(53.0)	81.3
Taxes										(25.0)
Non-controlling interests										(16.8)

Net earnings										39.5

(1)	$(27.3) excluding a $10.3 realized loss on a sale of bonds within the Fairfax group, which is eliminated within the Fairfax group.

Quarter ended March 31, 2003

		U.S.	Asia			Runoff &		Corporate &
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	248.3	342.6	11.9	563.8	1,166.6	187.0	(69.8)	–	1,283.8

Net premiums written	156.7	273.0	9.3	489.9	928.9	128.3	–	–	1,057.2

Net premiums earned	144.4	246.7	7.7	447.3	846.1	164.0	–	–	1,010.1

Underwriting profit (loss)	6.5	4.4	0.1	4.3	15.3	–	–	–	15.3
Interest and dividends	15.6	29.7	0.2	30.5	76.0	–	(1.9)	–	74.1

Operating income before:	22.1	34.1	0.3	34.8	91.3	–	(1.9)	–	89.4
Realized gains	3.7	57.1	0.3	37.5	98.6	67.6	(16.7)	0.4	149.9
Runoff and other operating income (loss)	–	–	–	–	–	(35.8)	–	–	(35.8)
Claims adjusting	–	–	–	–	–	–	–	(1.0)	(1.0)
Interest expense	–	–	–	(2.3)	(2.3)	–	–	(25.1)	(27.4)
Corporate overhead and other	–	–	–	(2.2)	(2.2)	–	–	(4.0)	(6.2)

Pre-tax income (loss)	25.8	91.2	0.6	67.8	185.4	31.8	(18.6)	(29.7)	168.9
Taxes									(55.6)
Non-controlling interests									(11.8)

Net earnings									101.5

      Underwriting and Operating Income

    Set out and discussed below are the underwriting and operating results of Fairfax’s continuing insurance and reinsurance operations on a summarized company by company basis for the quarters ended March 31, 2004 and 2003.

                Canadian Insurance – Northbridge

	March 31

	2004	2003

Underwriting profit	15.4	6.5

Combined ratio	92.8%	95.4%

Gross premiums written	327.9	248.3

Net premiums written	199.7	156.7

Net premiums earned	213.5	144.4

Underwriting profit	15.4	6.5
Interest and dividends	19.1	15.6

Operating income	34.5	22.1
Realized gains	3.9	3.7

Pre-tax income before interest and other	38.4	25.8

    Northbridge’s combined ratio for the three months ended March 31, 2004 improved to 92.8% from 95.4% last year. The favourable insurance market continues in 2004, with moderating price increases and greater competition. Northbridge’s underwriting profit in the first quarter of 2004 reflects the higher volumes and continued price increases achieved by all companies in 2003 and continuing into 2004. Net premiums written by Northbridge increased by 27.4% in the first quarter of 2004 compared with the first quarter of 2003 due to price increases achieved in continuing favourable market conditions and the strengthening of the Canadian dollar. For more information on Northbridge results, please see its first quarter report posted on its website at www.northbridgefinancial.com.

                U.S. Insurance(1)

For the quarter ended March 31, 2004

	Crum &
	Forster(2)	Fairmont	Total

Underwriting profit	0.4	0.3	0.7

Combined ratio	99.8%	99.3%	99.7%

Gross premiums written	285.9	53.0	338.9

Net premiums written	230.9	40.7	271.6

Net premiums earned	227.5	42.9	270.4

Underwriting profit	0.4	0.3	0.7
Interest and dividends	17.3	2.9	20.2

Operating income	17.7	3.2	20.9
Realized gains	31.3	1.6	32.9

Pre-tax income before interest and other	49.0	4.8	53.8

For the quarter ended March 31, 2003

	Crum &
	Forster(2)	Fairmont	Old Lyme(3)	Total

Underwriting profit	0.4	2.7	1.3	4.4

Combined ratio	99.8%	95.6%	90.4%	98.2%

Gross premiums written	265.5	70.9	6.2	342.6

Net premiums written	208.6	58.2	6.2	273.0

Net premiums earned	171.8	61.4	13.5	246.7

Underwriting profit	0.4	2.7	1.3	4.4
Interest and dividends	25.4	3.7	0.6	29.7

Operating income	25.8	6.4	1.9	34.1
Realized gains	48.4	8.7	–	57.1

Pre-tax income before interest and other	74.2	15.1	1.9	91.2

(1)	Effective January 1, 2004, Falcon has been included in the Fairfax Asia segment with prior year results reclassified to conform with the current year’s presentation.

(2)	These results differ from those published by Crum & Forster Holdings Corp. due to differences between Canadian and U.S. GAAP.

(3)	Effective January 1, 2004, Old Lyme has been transferred to Runoff.

    Crum & Forster and Fairmont continued to obtain price increases at moderating levels on renewal business written in the first quarter of 2004. Crum & Forster’s combined ratio of 99.8% for the first quarter of 2004, the same as for the first quarter of 2003, primarily reflects the continuing execution of management’s underwriting, distribution and expense initiatives. Crum & Forster’s net premiums written for the first quarter of 2004 increased by 10.7% over 2003, reflecting new business and modest price increases on renewal business. Fairmont’s combined ratio of 99.3% and its 30.1% decrease in net premiums written in the first quarter of 2004 compared to the first quarter of 2003 reflect its continuing business from Ranger and TIG’s Hawaii and Accident & Health books of business and actions taken during 2003 to eliminate business not meeting Fairmont’s objective of an underwriting profit. For more information on Crum & Forster’s results, please see its first quarter report which will be posted in the near future on its website at www.cfins.com.

                Fairfax Asia

	March 31

	2004	2003

Underwriting profit (loss)	1.1	0.1

Combined ratio	91.7%	99.2%

Gross premiums written	20.9	11.9

Net premiums written	18.1	9.3

Net premiums earned	12.7	7.7

Underwriting profit (loss)	1.1	0.1
Interest and dividends	0.7	0.2

Operating income	1.8	0.3
Realized gains	–	0.3

Pre-tax income before interest and other	1.8	0.6

    In 2003, Fairfax Asia included only Falcon. Effective January 1, 2004, Fairfax Asia consists of the company’s Asia operations: Falcon, First Capital and a 26.5% interest in the ICICI/ Lombard Joint Venture. These operations continue to reflect a focus on underwriting profit.

                Reinsurance – OdysseyRe

	March 31

	2004(1)	2003(1)

Underwriting profit	27.2	4.3

Combined ratio	95.0%	99.0%

Gross premiums written	629.5	563.8

Net premiums written	553.2	489.9

Net premiums earned	546.3	447.3

Underwriting profit	27.2	4.3
Interest and dividends	36.4	30.5

Operating income	63.6	34.8
Realized gains	13.1	37.5

Pre-tax income before interest and other	76.7	72.3

(1)	These results differ from those published by Odyssey Re Holdings Corp. due to differences between Canadian and U.S. GAAP.

    OdysseyRe’s combined ratio improved to 95.0% from 99.0% last year, reflecting the impact of prior pricing actions on underwriting profitability. Net premiums written increased by 12.9% in the first quarter of 2004 compared to the first quarter of 2003 as OdysseyRe continued to opportunistically expand in certain classes of business in EuroAsia, the London market and the U.S. insurance segment, while premiums in the Americas division were flat. For more information on OdysseyRe’s results, please see its first quarter report posted on its website at www.odysseyre.com.

   Interest and Dividends and Realized Gains

    Interest and dividend income in the first quarter of 2004 improved slightly to $76.4 compared to $74.1 last year due primarily to increased investment portfolios for the insurance and reinsurance companies reflecting positive cash flow from operations. Late in the quarter, a significant portion of the cash and short term investments was reinvested, primarily in U.S. treasury bonds, resulting in a decrease in the cash and short term investment component of the portfolio from 47% at December 31, 2003 to 26% at March 31, 2004 (19% at March 31, 2003).

    Realized gains on investments were $71.9 for the first quarter of 2004, principally from the sale of bonds.

   Runoff and Other

For the quarter ended March 31, 2004

	U.S.	Europe	Group Re	Total

Gross premiums written	30.3	3.5	147.1	180.9

Net premiums written	10.3	3.5	144.7	158.5

Net premiums earned	33.8	10.1	143.1	187.0
Losses on claims	(39.2)	(22.5)	(117.7)	(179.4)
Operating expenses	(19.5)	(13.0)	(19.5)	(52.0)
Interest and dividends	3.9	(3.1)	5.3	6.1

Operating income (loss)	(21.0)	(28.5)	11.2	(38.3)
Realized gains	7.3	(8.1)	1.5	0.7

Pre-tax income (loss) before interest and other	(13.7)	(36.6)	12.7	(37.6)

For the quarter ended March 31, 2003

	U.S.	Europe	Group Re	Total

Gross premiums written	124.4	0.1	62.5	187.0

Net premiums written	60.1	(2.6)	70.8	128.3

Net premiums earned	108.7	(0.2)	55.5	164.0
Losses on claims	(84.8)	(10.3)	(39.2)	(134.3)
Operating expenses	(56.2)	(15.1)	(15.8)	(87.1)
Interest and dividends	11.2	6.9	3.5	21.6

Operating income (loss)	(21.1)	(18.7)	4.0	(35.8)
Realized gains	37.6	29.8	0.2	67.6

Pre-tax income before interest and other	16.5	11.1	4.2	31.8

    The pre-tax loss of the European runoff group for the three months ended March 31, 2004 included a $10.3 realized loss on a sale of bonds within the Fairfax group. Excluding that loss which is eliminated within the Fairfax group, the runoff and other pre-tax loss for the quarter was $27.3, in line with the company’s expectation of a runoff and other pre-tax loss of approximately $25 in each quarter of 2004.

    For the three months ended March 31, 2004, the U.S. runoff group had a pre-tax loss of $13.7 compared to income of $16.5 for the first quarter of 2003, primarily due to lower realized gains and lower investment income on higher levels of cash and short term investments in the investment portfolio. The operating loss of $21.0 for the three months ended March 31, 2004 relates to the runoff of TIG’s discontinued business, where operating expense levels are beginning to follow the reduced premium levels.

    The $28.5 operating loss of the European runoff group for the three months ended March 31, 2004 reflects lower investment income of negative $3.1 for the first quarter of 2004 as compared to positive $6.9 for the first quarter of 2003, primarily due to lower yields on the significant cash position in the investment portfolio and the adverse impact of the funds withheld interest expense under the Swiss Re cover.

    The improvement in Group Re’s profit to $12.7 in the first quarter of 2004 from $4.2 in 2003 was due principally to an improvement in its combined ratio to 95.9% from 99.1% in the previous year. $63.0 of the increase in net premiums earned by Group Re in the first quarter of 2004 resulted from increased third party business.

    At March 31, 2004, the company had ceded losses under its corporate insurance cover ultimately reinsured with a Swiss Re subsidiary totalling $996.1 (unchanged from December 31, 2003).

    Subsequent to March 31, 2004, pursuant to approval by the California Department of Insurance, 26.4 million shares of OdysseyRe (with a current market value of approximately $660) were released from the trust established for TIG’s benefit, where they had been held principally pending TIG’s satisfaction of certain financial tests at the end of 2003. As a result of discussions with the California Department of Insurance and in light of the Department’s approval of a one-year deferral of payment by the company of the $100.0 final note instalment originally due to TIG on June 30, 2004, 2.0 million shares of OdysseyRe (with a current market value of approximately $50) and all of the shares of Fairmont Specialty Group and its subsidiaries (with GAAP capital at March 31, 2004 of $159.2) continue to be held in the trust.

    Based on its current knowledge and expectations, management continues to anticipate that by the end of 2004, TIG’s reserves will be less than its statutory surplus.

   Other Elements of Net Earnings

    Interest expense increased to $40.6 for the three months ended March 31, 2004 compared to $27.4 in 2003, as a result of additional debt issued by Crum & Forster and OdysseyRe in 2003, as shown below:

	March 31,	March 31,
	2004	2003

Fairfax	25.8	25.1
OdysseyRe	6.4	2.3
Crum & Forster	8.4	–

	40.6	27.4

    Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances, and is broken down as follows:

	March 31,	March 31,
	2004	2003

Fairfax corporate overhead	10.0	6.7
Investment management and administration fees	(5.9)	(4.9)
Corporate overhead of subsidiary holding companies	6.0	2.2
Internet and technology expenses	1.1	2.2
Other	6.9	–

	18.1	6.2

Other includes one-time severance costs at Lindsey Morden for which the company assumed responsibility under its management services agreement.

    The company recorded an income tax expense of $31.1 on its consolidated statement of earnings for the first quarter of 2004 at an increased effective tax rate as compared to 2003, principally due to runoff losses incurred in jurisdictions with lower income tax rates and to certain of Lindsey Morden’s losses not being recorded on a tax-effected basis.

    The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	March 31,	March 31,
	2004	2003

OdysseyRe	9.7	11.7
Northbridge	7.1	–
Lindsey Morden	(5.0)	(0.3)

	11.8	11.4

Investments

    At March 31, 2004 the investment portfolio had a pre-tax unrealized gain of $322.1 (consisting principally of unrealized gains on equities), an increase of $77.2 from the unrealized gain of $244.9 at December 31, 2003.

Contractual Obligations

    The following table provides a payment schedule of present and future obligations as at March 31, 2004:

		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

Long term debt obligations – principal	2,045.1	0.6	462.0	272.7	1,309.8
Long term debt obligations – interest	1,589.1	151.5	270.5	228.6	938.5
Operating leases – obligations	341.7	69.6	109.8	63.8	98.5
Other long term liabilities	279.4	20.0	40.0	40.0	179.4

	4,255.3	241.7	882.3	605.1	2,526.2

    For further detail on Fairfax’s long term debt principal and interest payments, operating lease payments and other long term liability payments, please see notes 6, 13, 16 and 7, respectively, of the company’s consolidated financial statements included in its 2003 Annual Report.

Capital Structure and Liquidity

    The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	March 31,	December 31,
	2004	2003

Cash, short term investments and marketable securities	296.0	410.2
Long term debt (including OdysseyRe debt)	1,955.8	1,942.7
TRG purchase consideration payable	199.6	200.6
Net debt	1,859.4	1,733.1
Common shareholders’ equity	2,786.7	2,781.4
Preferred shares and trust preferred securities of subsidiaries	216.4	216.4
OdysseyRe non-controlling interest	259.7	250.6
Total equity	3,262.8	3,248.4
Net debt/equity	57%	53%
Net debt/total capital	36%	35%
Interest coverage	3.0x	4.8x

    The net debt ratios increased slightly as a result of the anticipated decrease in cash and short term investments in the first quarter. It continues to be a priority of Fairfax to reduce these financial leverage ratios meaningfully in the next three years.

    As previously disclosed, cash use is heavier in the first quarter and first half of the year. At March 31, 2004, Fairfax had $296.0 of cash, short term investments and marketable securities at the holding company level after the following non-recurring items in the first quarter: payment of a common share dividend ($19.5), share repurchases ($11.6), payment of part of the additional premium payable on the Swiss Re cover ($50.0) and payment of TIG-related indemnities ($40.0).

    Fairfax anticipates that its post-2003 cash cost related to closing Kingsmead syndicates 271 and 506, all of which is payable in 2004, will be approximately $20 net after receipt of amounts payable by the third party capital providers to those syndicates.

    Fairfax’s remaining non-recurring obligation in 2004 – payment of the remainder of the above-mentioned additional premium on the Swiss Re cover ($99.9 including accrued interest) – was paid on April 15, 2004. As well, on the April 29, 2004 closing of its offers to exchange debt maturing in 2005, 2006 and 2008 for cash and new debt maturing in 2012, Fairfax paid $59.4 (including accrued interest) and issued $160.4 of notes maturing in 2012 in exchange for $204.6 of debt maturing in 2005, 2006 and 2008 tendered under the offers. The California Department of Insurance has approved a one-year deferral of payment by the company of the $100.0 final note instalment originally due to TIG on June 30, 2004.

    Over the remainder of the year, Fairfax expects to receive dividends of approximately $75 from Crum & Forster, OdysseyRe, Northbridge and other subsidiaries, tax sharing payments of approximately $115 from Crum & Forster and OdysseyRe, and management fees of approximately $35. In addition, Fairfax expects to receive about $111.1 (Cdn$146.0) in mid-May on the closing of its sale of 6,000,000 Northbridge shares, and to increase the $300 letter of credit facility it established last year for the benefit of nSpire Re by at least $125. Also over the remainder of the year, Fairfax will in the ordinary course pay overhead expenses, interest, preferred share dividends and amounts arising out of the normal volatility of runoff cash flows.

    Fairfax continues to believe that it has adequate liquidity to meet all of its obligations in 2004, as described above, and expects to finish 2004 with its historically strong position in cash, short term investments and marketable securities at the holding company level.

    Common shareholders’ equity at March 31, 2004 was $2.8 billion or $194.21 per share.